BluePhoenix Migrates Mission Critical Application for DaimlerChrysler

DaimlerChrysler's Parts Clarification System Successfully Put into Production

Frankfurt, Germany and Herzelia, Israel - July 21, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has completed an application migration pilot project at DaimlerChrysler. The converted application, the Material-Abklärungs-System (MAS), a Parts Clarification System, was migrated from IDMS to CICS/DB2 using the automated BluePhoenixTM DBMSMigrator tool. The application is used in multiple production sites to track quality and performance of parts used in production.

"As part of our overall plan to move to strategic and open technologies, we decided to move away from using IDMS. The product is approaching the end of its lifecycle and we expect maintenance costs to rise in addition to the creation of a shortage of professional IDMS programmers. We also wanted to establish the basis for J2EE, COGNOS, and .NET connectivity," said Hans-Jürgen Künzel, lead of the MAS Migration Team at DaimlerChrysler in Germany. "During this process, our primary objective was to protect our existing investment as the business logic inherent in the applications is still essential and supports some of our main business processes. BluePhoenix and DaimlerChrysler implemented the project smoothly using a step-by-step approach. We are very pleased with the results provided by the automated transformation process."

"We had to migrate one of DaimlerChrysler's mission critical application system, which includes more than 130 COBOL programs as well as JCL code, procedures, assembler programs, copybooks, maps and schema, "added Reinhard Wetzel, VP, Central Europe at BluePhoenix Solutions."

This project was structured in two phases to increase its efficiency and provide a cost-effective solution in a timely manner. We started with a full global assessment of DaimlerChrysler's IT system using our automated IT Discovery tool. Based on these results our professional Consultants and the DaimlerChrysler team finalized the baseline for the code conversion and database migration. These were performed using our automated DBMSMigrator solution that was adapted to DaimlerChrysler's IT requirements and business needs."

About Daimler Chrysler

DaimlerChrysler is unique in the automotive industry: its product portfolio ranges from small cars to sports cars and luxury sedans; and from versatile vans to heavy-duty trucks or comfortable coaches. The company also offers financial and other automotive services through DaimlerChrysler Services. DaimlerChrysler has a global workforce and a global shareholder base. With 362,100 employees, DaimlerChrysler achieved revenues of EUR 136.4 billion (USD 171.9 billion) in 2003.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY - News), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com.All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com